UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment no. 3)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                               Claudio Pfammatter
                               Zurich Cantonalbank
                                    Postfach
                            8010 Zurich, Switzerland
                               41 (0) 1 292 31 62
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 899165104

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Zurich Cantonalbank

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) [ ]
    (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    4,753,238

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    4,753,238

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,753,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    BK

    CUSIP No. 899165104

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    ZKB Pharma Vision AG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) [ ]
    (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    4,753,238

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    4,753,238

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,753,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO, IV

         This Amendment No. 3 amends and supplements the Report on Schedule 13D, originally filed on September 6, 2002 and subsequently amended on May 21, 2003 and May 28, 2003 (as amended, the "Schedule 13D"), with respect to the shares of Common Stock, par value $0.001 per share, of Tularik Inc., a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  The response set forth in Item 5(a) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  (a) Pharma Vision directly beneficially owns 4,753,238 shares of Common Stock, or 8.6% of the shares of Common Stock outstanding. Cantonal may be deemed to indirectly beneficially own the 4,753,238 shares of Common Stock held directly by Pharma Vision.

                  The response set forth in Item 5(c) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  (c) Other than the transactions described below, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has effected any transactions in the Common Stock since Amendment No. 2 to the Schedule 13D dated May 28, 2003.

                  Each of the following transactions in the Common Stock was effected in the open market on the Nasdaq Stock Exchange:

   Date of Sale              Price per Share (1)          Number of Shares Sold

   May 30, 2003                     $9.35                        163,000
   June 2, 2003                     $9.46                         17,000
   June 11, 2003                    $9.97                        357,000
   June 16, 2003                   $10.70                         68,000


--------
(1) Price per share does not include commissions.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 17, 2003

                                            ZKB PHARMA VISION AG


                                            /s/ Thomas Vock
                                            ------------------------------------
                                            Name: Thomas Vock
                                            Title:  Manager

                                            /s/ Bruno Schranz
                                            ------------------------------------
                                            Name: Bruno Schranz
                                            Title: Manager